UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 Par Value

(Title of Class of Securities)

067774109

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, Amendment No. 3 thereto, filed with the SEC on February 1, 2010, Amendment No. 4 thereto, filed with the SEC on February 25, 2010, Amendment No. 5 thereto, filed with the SEC on March 31, 2010, Amendment No. 6 thereto filed with the SEC on May 6, 2010, Amendment No. 7 thereto, filed with the SEC on May 7, 2010, Amendment No. 8 thereto, filed with the SEC on August 12, 2010, and Amendment No. 9 thereto, filed with the SEC on August 23, 2010 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”) and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel,” and together with YAAF II, “Yucaipa”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). Yucaipa, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds and YAAF II LLC are referred to in this Schedule 13D as the “Reporting Persons.” Capitalized terms used and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 10) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On September 2, 2010, Yucaipa filed a Notice of Appeal (the “Notice of Appeal”) of the Delaware Court of Chancery’s decision in Yucaipa’s lawsuit challenging the Company’s poison pill.

On September 2, 2010, Yucaipa also issued a press release regarding its Notice of Appeal, the text of which follows:

YUCAIPA FILES APPEAL IN BARNES & NOBLE POISON PILL CASE

Says Important Stockholders’ Rights Deserve Review by Delaware Supreme Court

LOS ANGELES (September 2, 2010)—The Yucaipa Companies today announced that it filed its notice of appeal from the decision by the Delaware Court of Chancery dismissing Yucaipa’s challenge to Barnes & Noble, Inc.’s (NYSE: BKS) poison pill rights plan.

“We believe that the important stockholders’ rights at issue in our suit against the Riggio-dominated Barnes & Noble Board – equal treatment of stockholders and the right of stockholders to freely and effectively vote to elect independent directors – should be decided by the Delaware Supreme Court,” a Yucaipa spokesperson said.

Yucaipa filed its notice of appeal following the Court of Chancery’s denial of Yucaipa’s motion to set aside its prior decision in light of Barnes & Noble Chairman Leonard Riggio’s acquisition of an additional 990,740 shares by exercising out of the money options just prior to the record date for the September 28, 2010 Annual Meeting. The Court conditioned its denial of Yucaipa’s motion on the representation that “Mr. Riggio will not vote the options that he exercised in the upcoming annual meeting, and that he will not exercise any other options or in any other way try to obtain additional voting power to be used at the annual meeting” and required that those representations be included in a judicial order.

In its ruling, the Court stated that “the case was tried on the premise that … Mr. Riggio would not be exercising out-of-the-money options” and that Mr. Riggio’s exercise of the options the day after the ruling created an “awkward” situation. The Court noted that “the board has an ongoing duty … to monitor its use of the rights plan, and to assure that the rights plan is operating reasonably in light of the circumstances the board faces” and that “it may well be that if Mr. Riggio increases his voting power, it would be unreasonable for the board to employ the rights plan in its current form.”

Barnes & Noble stockholders will have the opportunity at the September 28, 2010 annual stockholder meeting to vote on Yucaipa’s proposal to amend the Board approved poison pill rights plan to eliminate the special treatment for Leonard Riggio and his family and to vote to elect Yucaipa’s slate of three new independent director nominees.

*    *    *

ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND RESTATED WITH THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).

99.4	Form of Nomination Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons with the SEC on August 23, 2010).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  September 2, 2010

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Exhibit Index

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).

99.4	Form of Nomination Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons with the SEC on August 23, 2010).